Filed by Documentum, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No.: 000-27358

On October 14, 2003, Documentum’s strategic partner, EMC Corporation (NYSE: EMC), announced a definitive agreement to acquire Documentum, Inc. For you, a valued customer, partner, or shareholder of Documentum, this is very exciting news about your investment in Documentum and its solutions.

Through this acquisition, Documentum will become part of a global leader in information management solutions – accelerating ongoing development and innovation around our products and igniting a revolutionary shift in the enterprise content management market. This shift is the convergence of content management and storage and information management systems. Together, Documentum and EMC will deliver the most intelligent and cost-effective solution for end-to-end management of unstructured enterprise information.

It has always been Documentum’s belief that content is a key strategic advantage. Yet, that content lives everywhere within an organization from email, to shared network drives, file systems, and databases, making it a challenge to fully leverage. In addition, the volume of content is multiplying at a relentless pace. Successful organizations are demanding a new approach for cost-effectively managing this information. This new requirement produces an inevitable convergence between enterprise content management and information storage systems. Together, this combination enables the intelligent aggregation, management, distribution and archival of business information, while freely moving and replicating content between cost-effective storage mediums as the value of that information changes. This represents an extension to EMC’s definition of Information Lifecycle Management (ILM).

Together Documentum and EMC share a common vision to extend the definition and value of ILM. We also share a deep commitment to providing world-class solutions, backed by exceptional service, to assist customers in maximizing competitive advantage and increasing shareholder value.

With our shared vision, relentless focus, and complementary lines of business, we will be even better positioned to serve the needs of all of our customers and transform the enterprise content management and information management industries well into the future. EMC intends to operate Documentum as a new software division led by me and other members of our senior management team. The acquisition is expected to close the first quarter of 2004, subject to regulatory and stockholder approval and other customary closing conditions.

I believe EMC and Documentum are a powerful combination. The Documentum team is very excited about joining EMC and beginning a new chapter in our history.

With Kind Regards,
Dave DeWalt
President & CEO
Documentum, Inc.

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Additional Information And Where To Find It

EMC Corporation intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of EMC and Documentum, Inc., and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF EMC AND DOCUMENTUM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMC, DOCUMENTUM AND THE PROPOSED MERGER. In addition to the registration statement to be filed by EMC in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of EMC and Documentum in connection with the proposed merger, each of EMC and Documentum file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may also be obtained from EMC and Documentum. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com. Investors and security holders may obtain copies of the documents filed with the SEC by Documentum on Documentum’ website at www.Documentum.com.

EMC, Documentum and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of EMC is set forth in EMC’s proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’ proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.